
03025295

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
152
SECTION

FORM 11-K

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For fiscal year ended December 31, 2002

or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 001-14666

Ispat Inland Inc. Savings and Investment Plan
3210 Watling Street
East Chicago, IN 46312

Ispat International N.V.
Rotterdam Building
Aert van Nesstract 45
3012 CA Rotterdam
The Netherlands

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-13704 of Ispat International N.V. on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the Ispat Inland Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

Deloitte
Touche
Tohmatsu

REQUIRED INFORMATION

No. 1-3 Not applicable

No. 4 The Ispat Inland Inc. Savings and Investment Plan (the "Plan"), which is subject to ERISA, files Plan Financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Audited Statements of net assets available for Plan benefits as for December 31, 2002 and 2001, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized:

Dated: June 27, 2003

The Ispat Inland Inc. Savings and Investment Plan

Plan Administrator



By: ______________________________

Blaine A. Mineman

The following certification is provided by the undersigned Plan Administrator of the Ispat Inland Inc. Savings and Investment Plan (the "Plan") on the basis of such administrator's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Ispat Inland Inc. Savings and Investment Plan on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date below (the "Report"), I, Blaine A. Mineman, Plan Administrator of the Plan, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 27, 2003

Blaine A. Mineman
Plan Administrator

The certification in this Report is being furnished in accordance with SEC Release No. 33-8212. The certification is being "furnished" and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The certification shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Deloitte & Touche

Ispat Inland Savings and Investment Plan

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
Ispat Inland Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Ispat Inland Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 20, 2003

Deloitte
Touche
Tohmatsu

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS:		
Investment in Master Trust	$358,764,870	$407,288,861
Participant loans	5,276,114	6,342,626
Total investments	364,040,984	413,631,487
LIABILITIES		
FEES PAYABLE		12,250
NET ASSETS AVAILABLE FOR BENEFITS	$364,040,984	$413,619,237

See notes to financial statements.

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Contributions:	
Participant contributions	$ 8,181,875
Employer contributions	4,269,246
Total contributions	12,451,121
Transfers to Plan	356,639
Total additions	12,807,760
DEDUCTIONS:	
Master Trust investment income (loss):	
Net depreciation in fair value of investments	(35,981,961)
Interest and dividend income	14,220,630
Net investment loss	(21,761,331)
Benefits paid to participants	(40,564,585)
Transfers from the Plan	(60,097)
Total deductions	(40,624,682)
NET DECREASE IN NET ASSETS	(49,578,253)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	413,619,237
End of year	$364,040,984

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Ispat Inland Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—During 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company from Inland Steel Industries, Inc. Inland Steel Company was renamed Ispat Inland Inc. (the "Company"). On July 16, 1998 (the "Effective Date"), the Plan was established and made available to eligible employees of the Company. The assets of Plan participants who had formerly participated in the Inland Steel Industries Thrift Plan (the "Thrift Plan") were transferred to the Plan. In April 2000, the Plan's name was changed to Ispat Inland Savings and Investment Plan from the Ispat Inland Savings Plan.

The Plan is a defined contribution profit-sharing plan available to all salaried, nonbargaining unit employees of the Company and certain of its subsidiaries and affiliates (the Company, its subsidiaries, and its affiliates are collectively referred to as "Employers"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Affiliate Plan Transfers—Effective October 1, 2001 and December 1, 2001, the Company entered into new labor agreements with the United Steel Workers of America, which covered, for the first time, certain salaried New Process Automation and New Research employees, respectively. As a result, the New Process Automation and New Research employees became ineligible for participation in the Plan and eligible for the participation in either the Ispat Hourly 401(k) Plan or the I/N Tek and I/N Kote 401(k) Savings Plan for employees represented by the United Steel Workers of America Union Local 1010-27 and Local 1010-23, respectively.

Contributions—Employees electing to participate in the Plan may contribute up to eighteen percent of their annual compensation as defined by the Plan. The first five percent of participants' contributions (the "Basic Contribution") is matched one hundred percent in Ispat International N.V. common stock contributed to the Plan by the Employers.

Master Trust—The Plan's investment assets are held in a trust account at Fidelity Management Trust Company (the "Trustee") and consists of an interest in an investment account of the Ispat Inland Master Trust 401(k) Plans (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Investment Options—Participants direct the investment of their contributions and account balances into various Master Trust investment options offered by the Plan. The Plan currently offers the following investment options: Ispat Inland Stable Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Magellan Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Asset Manager, CS Emerging Growth Fund, MSI International Equity B Fund, Pimco Total Return Fund, T. Rowe Price Value Fund, Vanguard Equity Income Fund, Alliance Premier Growth Fund, Franklin Small Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, Fidelity Aggressive Growth Fund, Fidelity

Growth Fund, Fidelity Diversified International Equity Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, and Vanguard LifeStrategy Growth Fund. Effective December 1, 2001, the Plan no longer offers the Warburg Pincus International Equity Fund as an investment option. Effective August 1, 2001, the MSI International Equity B Fund was added to the Plan. Effective January 1, 2001, Ispat International Common Stock Fund was added to the Plan. This fund is a unitized company stock fund that invests primarily in the common stock of Ispat International N.V. as well as short-term investments. Effective January 1, 2003, the Ispat International Common Stock Fund was removed as an investment option of the Plan. Participants with investment balances in the Ispat International Common Stock Fund may maintain or transfer such balance to another investment option. However, no future contribution may be made to this Fund.

Participant Accounts—Individual participant accounts are maintained and credited with participant contributions, employer matching contributions and allocations of investment earnings or losses from each investment fund. Allocations of each fund's earnings or losses are based on the ratio of each participant's account balance in such fund to the total of all participants' balances in that fund. The costs of certain administrative and investment services provided by the Trustee are paid from participants' accounts or assets within the appropriate investment option, as applicable.

Vesting—Participants vest immediately in their contributions and the earnings thereon. Prior to January 1, 2002, participants with less than five years of vesting service become vested in the Employers' matching contributions twenty-four months after the contributions are made. After January 1, 2002, participants vested 20% per year of service. This change was necessitated in order for the Plan to be consisitent with the Economic Growth and Tax Relief Reconciliation Act. Participants become immediately vested in all of the Employers' matching contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions and earnings thereon are forfeited, and are used by the Employer as part of the Employer matching contribution for other participants.

Payment of Benefits—Participants are entitled to a distribution of their vested account balance upon termination of employment with the Employers. Participants may elect to receive a lump-sum payment or, under certain circumstances set forth in the Plan, installment payments. Participants may be permitted to withdraw contributions in the case of financial hardship as determined by the Employers' Plan Administrator.

Participant Loans—Participants may borrow up to fifty percent of their account balance up to a maximum of $50,000 less any outstanding loan balance(s) within the last 12 months (subject to certain limitations set forth in the Plan), for terms not exceeding five years, subject to acceleration under certain circumstances. Participants may have up to two outstanding loans at any given time. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted. The loans are secured by the balances in the participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits at the date of the financial statements. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Master Trust Investments—The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in Ispat common stock are valued at fair value based on the closing sales price reported in recognized securities exchanges. Loans from participants are recorded at cost, which approximates fair value. The Ispat Inland Stable Income Fund consists of fully benefit-responsive unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity and are stated at contract values plus interest earned to date. (The unallocated investment contracts earn a fixed rate of return ranging from 4.0 percent to 7.0 percent at December 31, 2002.) The carrying value of the Ispat Inland Stable Income Fund at December 31, 2002 and 2001 approximated fair value.

Contributions—Participant contributions are recorded in the period in which the Employers make payroll deductions from the Plan's participants.

Benefit Payments—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2002 and 2001.

Administrative Expenses—Certain trustee fees, certain recordkeeping fees and the investment management fees are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Employers.

3. INVESTMENT IN MASTER TRUST

The Master Trust holds the assets of the Ispat Inland Savings and Investment Plan and the Ispat Inland Hourly 401(k) Plan. Use of the Master Trust permits the commingling of assets for the Ispat Inland Savings and Investment Plan and the Ispat Inland Hourly 401(k) Plan. Although the assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

To preserve the participating plans' interest in the combined Master Trust assets, the Trustee and the Plan Administrator determine each participant's share of Master Trust assets and related changes based on the ratio of each participant's account balance in such fund to the total of all participants' balances in that fund.

The investments of the Master Trust at December 31 are summarized as follows:

	2002	2001
Ispat Inland Stable Income Fund	$325,154,462	$315,762,428
Ispat International Stock Fund	7,423,757	3,514,345
Mutual Funds:		
Fidelity Spartan U.S. Equity Index Portfolio	74,297,575	102,770,295
Fidelity Asset Manager	54,808,847	66,289,347
Fidelity Magellan Fund	38,776,258	57,842,517
Fidelity Contrafund	29,172,596	32,629,831
Fidelity Retirement Government Money Market Portfolio	26,843,782	30,673,676
Pimco Total Return Fund	9,931,930	7,472,983
CS Emerging Growth Fund	6,920,944	10,732,669
T. Rowe Price Small Cap Stock Fund	3,759,081	2,735,680
T. Rowe Price Value Fund	3,030,084	3,046,603
Fidelity Aggressive Growth Fund	2,903,113	4,316,392
Franklin Small Cap Growth Fund	2,630,064	4,145,752
Fidelity Diversified International Equity Fund	2,017,341	1,746,132
Vanguard Equity Income Fund	1,489,514	1,346,888
Alliance Premier Growth Fund	921,278	1,259,742
Vanguard LifeStrategy Income Fund	770,414	753,571
MSI International Equity B	679,687	389,430
Vanguard LifeStrategy Growth Fund	662,594	669,240
Vanguard LifeStrategy Moderate Growth Fund	571,217	697,156
Vanguard LifeStrategy Conservative Growth Fund	199,030	162,458
Total master trust investments	$592,963,568	$648,957,135
Plan's investment in the Master Trust	$358,764,870	$407,288,861
Plan's investment in the Master Trust as a percentage of total	61 %	63 %

Investment income (loss) of the Master Trust for the year ended December 31, 2002 is as follows:

Dividend and interest income:	
Ispat Inland Stable Income Fund	$ 18,341,152
Fidelity Asset Manager	19,904,204
Fidelity Spartan U.S. Equity Index Portfolio	1,232,341
Pimco Total Return Fund	632,924
Fidelity Retirement Government Money Market Portfolio	430,303
Fidelity Magellan Fund	316,908
T. Rowe Price Small Cap Stock Fund	41,336
Fidelity Contrafund	37,769
T. Rowe Price Value Fund	36,409
Vanguard Equity Income Fund	34,982
Vanguard LifeStrategy Income Fund	34,497
MSI International Equity B	17,913
Vanguard LifeStrategy Moderate Growth Fund	17,405
Fidelity Aggressive Growth Fund	15,113
Vanguard LifeStrategy Growth Fund	14,254
Vangurard LifeStrategy Conservative Fund	7,457
Dividend and interest income	41,114,967
Net appreciation (depreciation) of investments:	
Fidelity Spartan U.S. Equity Index Portfolio	(23,275,111)
Fidelity Magellan Fund	(13,137,443)
Fidelity Asset Manager	(7,140,319)
Fidelity Contrafund	(3,203,514)
CS Emerging Growth Fund	(3,079,528)
Fidelity Aggressive Growth Fund	(1,794,602)
Franklin Small Cap Growth Fund	(1,226,130)
T. Rowe Price Small Cap Stock Fund	(750,602)
T. Rowe Price Value Fund	(721,809)
Vanguard Equity Income Fund	(309,331)
Fidelity Diversified International Equity Fund	(206,153)
Alliance Inst. Premier Growth Fund	(196,134)
Alliance Premier Growth Fund	(189,064)
Vanguard LifeStrategy Growth Fund	(133,285)
Vanguard LifeStrategy Moderate Growth Fund	(87,817)
Vanguard LifeStrategy Income Fund	(30,026)
Vanguard LifeStrategy Conservative Growth Fund	(14,489)
Pimco Total Return Fund	124,509
MSI International Equity B	211,284
Ispat International Stock Fund	891,017
Net depreciation of investments	(54,268,547)
Net investment loss of the Master Trust	$ (13,153,580)

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated March 18, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although they have not expressed any intention to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, the accounts of each affected participant become fully vested.

6. RELATED-PARTY TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Employers' parent, Ispat International N.V.

Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan has loans to participants which also qualify as party in interest

7. INVESTMENTS

The Plan's investments, which exceeded five percent of net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	2002	2001
Investment in Master Trust	$358,764,870	$407,288,861

* * * * * *

ISPAT INLAND SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest	Cost*	Current Value or Contract Value
Investment in Master Trust	Master Trust		$358,764,870
Loans to participants**	(Maturing 2003 through 2007, at interest rates of 4.25% to 9.5%)		5,276,114
TOTAL INVESTMENTS			$364,040,984

* Cost information is not required for participant-directed investments and, therefore, is not included herein.
** The Plan has loans to participants which qualify as party in interest transactions.